UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Outerwall Inc.

(Name of Subject Company (Issuer))

Aspen Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a direct wholly owned subsidiary of

Aspen Parent, Inc.

(Name of Filing Persons (Offeror))

Apollo Management VIII, L.P.

(Name of Filing Persons (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Aspen Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$895,749,764	$90,202.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) the offer price of $52.00 per share of common stock, par value $0.001 per share (“Shares”), of Outerwall Inc., a Delaware corporation (“Outerwall”), by (b) 17,225,957 Shares, which is the sum of (1) 17,215,401 Shares issued and outstanding (which includes 1,003,178 Shares issuable pursuant to time-based restricted stock and restricted stock earned pursuant to performance-based restricted stock awards, and unearned performance-based restricted stock awards) and (2) 10,556 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $52.00. The foregoing share figures have been provided by Outerwall to the Offeror and are as of August 4, 2016, the most recent practicable date.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,202.00	Filing Party: Aspen Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, “Schedule TO”) filed by Aspen Merger Sub, Inc., a Delaware corporation (the “Offeror”), Aspen Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on August 5, 2016. The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $52.00 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, Parent, the Offeror, Redwood Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Redbox Merger Sub”), and Redbox Automated Retail, LLC, a Delaware limited liability company and a wholly owned subsidiary of Outerwall (“Redbox”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On August 31, 2016, the Offeror, Parent, Management VIII and Outerwall announced an agreement to extend the Expiration Date of the Offer to 12:00 Midnight, New York City time, on September 22, 2016 (one minute after 11:59 P.M., New York City time, on September 22, 2016), unless further extended. The Offer was previously scheduled to expire at 12:00 Midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016). The Depositary has advised the Offeror that, as of 5:00 P.M., New York City time, on August 31, 2016, 4,834,209 Shares were tendered pursuant to the Offer, which represented approximately 28.1% of the outstanding Shares.

On August 31, 2016, affiliates of certain funds managed by affiliates of Apollo Global Management, LLC issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Text of press release announcing extension of Tender Offer, dated August 31, 2016.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) of the expiration date of the Offer being “12:00 Midnight, New York City time, on September 1, 2016 (one minute after 11:59 P.M., New York City time, on September 1, 2016)” are amended and replaced with “12:00 Midnight, New York City time, on September 22, 2016 (one minute after 11:59 P.M., New York City time, on September 22, 2016).”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

ASPEN PARENT, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

BY: AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: August 31, 2016

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase, dated August 5, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 5, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to Outerwall Inc.’s Form 8-K, filed on July 25, 2016).

(a)(5)(B)	Text of press release announcing launch of Tender Offer, dated August 5, 2016.*

(a)(5)(C)	Text of press release announcing extension of Tender Offer, dated August 31, 2016.

(b)(1)	Debt Commitment Letter, dated as of July 24, 2016, among Aspen Intermediate, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies Finance LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch.*

(b)(2)	Debt Commitment Letter, dated as of July 24, 2016, among Redwood Intermediate, LLC, Jefferies Finance LLC, Bank of America N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch.*

(b)(3)	Additional Initial Lender Agreement, dated as of August 5, 2016, among Aspen Intermediate, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and certain other financial institutions party thereto.*

(b)(4)	Additional Initial Lender Agreement, dated as of August 5, 2016, among Redwood Intermediate, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and certain other financial institutions party thereto.*

(d)(1)	Agreement and Plan of Merger, dated as of July 24, 2016, by and among Outerwall, the Offeror and Parent (incorporated by reference to Exhibit 2.1 to Outerwall Inc.’s Form 8-K, filed on July 28, 2016).

(d)(2)	Equity Commitment Letter, dated as of July 24, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of July 24, 2016, delivered by certain equity funds managed by Management VIII in favor of Outerwall.*

(d)(4)	Confidentiality Agreement, dated as of April 1, 2016, between Management VIII and Outerwall.*

(g)	Not applicable.

(h)	Not applicable.

*	previously filed